UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 8, 2011	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Inc.
Consolidated Quarterly Statements of Earnings (Loss)
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	IFRS Unaudited	IFRS Unaudited	IFRS Unaudited	IFRS Unaudited
	September 30,	June 30,	March 31,	December 31,
	2011	2011	2011	2010
	$	$	$	$
Revenue	201,360	209,741	192,620	180,063
Cost of sales	171,035	177,012	168,813	158,855
Gross profit	30,325	32,729	23,807	21,207
Selling, general and administrative expenses	18,589	21,558	18,406	18,836
Research expenses	1,737	1,468	1,373	1,347
	20,326	23,026	19,779	20,182
Operating profit before manufacturing facility closures, restructuring, and other charges	9,999	9,703	4,028	1,025
Manufacturing facility closures, restructuring, and other charges	967	1,543	3	3,534
Operating profit (loss)	9,032	8,160	4,025	(2,509)

Interest	3,901	4,010	3,791	3,957
Other (income) expense	1,610	121	2	(93)
Earnings (loss) before income taxes (recovery)	3,521	4,029	232	(6,373)

Income taxes (recovery)
Current	176	308	82	(543)
Deferred	496	(89)	191	32,706
	672	219	273	32,163
Net earnings (loss)	2,849	3,810	(41)	(38,536)

Earnings (loss) per share
Basic	0.05	0.06	(0.00)	(0.65)
Diluted	0.05	0.06	(0.00)	(0.65)
Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,961,050	58,961,050
Diluted	59,267,987	58,989,394	58,961,050	58,961,050

Intertape Polymer Group Inc.
Consolidated Quarterly Statements of Earnings (Loss)
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)
				Canadian
	IFRS Unaudited	IFRS Unaudited	IFRS Unaudited	GAAP Unaudited
	September 30,	June 30,	March 31,	December 31,
	2010	2010	2010	2009
	$	$	$	$
Revenue	187,057	180,278	173,120	160,794
Cost of sales	166,655	158,120	152,566	140,617
Gross profit	20,402	22,158	20,554	20,177
Selling, general and administrative expenses	17,013	18,557	18,895	20,317
Research expenses	1,485	1,929	1,492	1,488
	18,498	20,486	20,387	21,805
Operating profit (loss) before manufacturing facility closures, restructuring, and other charges	1,904	1,672	167	(1,628)
Manufacturing facility closures, restructuring, and other charges	-	-	-	1,091
Operating profit (loss)	1,904	1,672	167	(2,719)

Interest	3,910	3,912	3,889	3,783
Other (income) expense	461	392	122	(653)
Loss before income taxes (recovery)	(2,467)	(2,632)	(3,844)	(5,849)

Income taxes (recovery)
Current	447	(16)	102	182
Deferred	(192)	(78)	807	2,511
	255	(94)	909	2,693
Net loss	(2,722)	(2,538)	(4,753)	(8,542)

Loss per share
Basic	(0.05)	(0.04)	(0.08)	(0.14)
Diluted	(0.05)	(0.04)	(0.08)	(0.14)
Weighted average number of common shares outstanding
Basic	58,951,050	58,951,050	58,951,050	58,951,050
Diluted	58,951,050	58,951,050	58,951,050	58,951,050

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2011 and 2010.  Except where otherwise indicated, all financial information reflected herein is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is expressed in U.S. dollars.

Overview

Intertape Polymer Group Inc. (the “Company” or “IPG”) reported revenue for the third quarter of 2011 of $201.4 million, an increase of 7.6% compared to $187.1 million for the third quarter of 2010 and a decrease of 4.0% sequentially compared to $209.7 million for the second quarter of 2011. Gross profit totalled $30.3 million for the third quarter of 2011 as compared to $20.4 million and $32.7 million for the third quarter of 2010 and second quarter of 2011, respectively.  Revenue for the nine months ended September 30, 2011 totalled $603.7 million, an increase of 11.7% compared to $540.5 million for the nine months ended September 30, 2010.  Sales volume for the third quarter of 2011 was lower compared to the second quarter of 2011 and the third quarter of 2010.  Sales volume for the nine months ended September 30, 2011 was about equal to the nine months ended September 30, 2010.

Net earnings for the third quarter of 2011 were $2.8 million ($0.05 per share, both basic and diluted) as compared to a net loss of $2.7 million (($0.05) per share, both basic and diluted) for the third quarter of 2010 and net earnings of $3.8 million ($0.06 per share, both basic and diluted) for the second quarter of 2011.  Net earnings for the nine months ended September 30, 2011 totalled $6.6 million ($0.11 per share, both basic and diluted) as compared to a net loss of $10.0 million (($0.17) per share, both basic and diluted) for the same period in 2010.

As required by the Canadian Accounting Standards Board, the Company adopted IFRS on January 1, 2011. As required by the applicable standards, financial information for 2010, with the exception of statements as of the transition date of January 1, 2010, has been restated to comply with IFRS.  Information prior to the transition date has not been restated and therefore, is presented and labeled in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 13 to the unaudited condensed interim consolidated financial statements provides a reconciliation of the Company’s Statement of Earnings for the three and nine months ended September 30, 2010 and for the year ended December 31, 2010, a detailed description of the Company’s conversion to IFRS, and a reconciliation to the Company’s financial statements previously prepared in accordance with GAAP.

The most significant impacts of the conversion to IFRS on the Company’s current and future key financial metrics are as follows:
•	Lower pension costs resulting from the recognition of actuarial losses at transition favourably impacting:
o	Earnings
o	EBITDA
o	Adjusted EBITDA
o	Fixed charge ratio
•	Lower depreciation and amortization costs resulting from additional impairments taken at transition favourably impacting:
o	Earnings
In all cases, the impact on current and future key financial metrics is immaterial.

Liquidity

The Company has a $200.0 million Asset-based loan (“ABL”), entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories, and equipment.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to real estate mortgage financing up to $35.0 million.  As of September 30, 2011, the Company had secured real estate mortgage financing of $4.2 million, leaving the Company the ability to obtain an additional $30.8 million of real estate mortgage financing.

The Company has no significant debt maturities until March 2013, when the ABL matures.  The Company expects it will be successful in replacing or extending the ABL in the first half of 2012.  The Company’s remaining $118.7 million Senior Subordinated Notes mature in August 2014.

The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of pension plan expense to the sum of debt service and the amortization of the value of the equipment included in the borrowing base.  The financial covenant becomes effective only when unused availability drops below $25.0 million.  Although not in effect, the Company was in compliance with the fixed charge ratio covenant as of September 30, 2011.  The Company believes it will remain above the $25.0 million threshold of unused availability during the remainder of 2011.

The Company relies upon the funds generated from operations and funds available under its ABL to meet working capital requirements, anticipated obligations under its ABL and Senior Subordinated Notes, and to finance capital expenditures for the foreseeable future.  During the third quarter of 2011, the Company reduced total indebtedness by $18.1 million from the second quarter of 2011.  As of September 30, 2011, the Company had cash and unused availability under its ABL totalling $56.1 million.  As of November 7, 2011, the Company had cash and unused availability under its ABL exceeding $66 million.

Outlook

The Company anticipates sequentially lower revenue and lower adjusted EBITDA in the fourth quarter of 2011 compared to the third quarter of 2011 which is reflective of normal seasonality.  Both revenue and adjusted EBITDA for the fourth quarter of 2011 are expected to be significantly higher than the fourth quarter of 2010.  The Company anticipates that cash flows from operating activities during the fourth quarter of 2011 will allow it to further reduce its debt.  Gross margins for the next two quarters are expected to be similar to the third quarter of 2011.

Results of Operations

Revenue

The Company’s revenue for the third quarter of 2011 was $201.4 million, a 7.6% increase compared to $187.1 million for the third quarter of 2010 and a 4.0% sequential decrease compared to $209.7 million for the second quarter of 2011.  Sales volume decreased approximately 11% compared to the third quarter of 2010 and approximately 10% compared to the second quarter of 2011.  The Company closed its Brantford facility in the second quarter of 2011.  The sales volume decrease, both year over year and sequentially, was approximately 8% after adjusting for the closure of the Brantford facility.  The adjusted sales volume decline from the third quarter of 2010 was due to the Company’s progress toward reducing sales of low-margin products and, without such actions, sales volume would have increased slightly. In addition, it appears as though sales volume may also have been adversely impacted to some extent by certain customers increasing their inventories in the second quarter of 2011 in anticipation of price increases.  Also, the Company’s progress toward reducing sales of low-margin products contributed to the sales volume decline.  Selling prices including the impact of product mix increased approximately 19% in the third quarter of 2011 compared to the third quarter of 2010 after adjusting for the closure of the Brantford facility.  An improved pricing environment was the primary reason for the increase.  The additional favourable impact of product mix was driven by both the progress made on selling higher margin products and on reducing sales of low-margin products.  Selling prices, including the impact of these product mix changes, increased approximately 6% sequentially after adjusting for the closure of the Brantford facility.

Revenue for the first nine months of 2011 was $603.7 million, an 11.7% increase compared to $540.5 million for the first nine months of 2010, but was substantially unchanged after adjusting for the closure of the Brantford facility.  Selling prices, including the impact of product mix changes, increased approximately 12% in the first nine months of 2011 compared to the first nine months of 2010 after adjusting for the closure of the Brantford facility. The increase was primarily due to an improved pricing environment, the progress made on selling higher margin products, and the progress made toward reducing sales of low-margin products.

Gross Profit and Gross Margin

Gross profit totalled $30.3 million in the third quarter of 2011, an increase of 48.6% from the third quarter of 2010 and a decrease of 7.3% from the second quarter of 2011. Gross margin was 15.1% in the third quarter of 2011, 10.9% in the third quarter of 2010, and 15.6% in the second quarter of 2011. As compared to the third quarter of 2010, gross profit and gross margin increased primarily due to higher selling prices and improved product mix.  Selling prices increased more than both conversion costs and raw material costs, however the spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010.

Gross profit and gross margin for the first nine months of 2011 were $86.9 million and 14.4%, respectively, compared to $63.1 million and 11.7% for the first nine months of 2010, respectively.  The increase in gross profit and gross margin for the first nine months of 2011 compared to the first nine months of 2010 was primarily due to increased selling prices, improved product mix and manufacturing cost reductions, partially offset by lower volume.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses (“SG&A”) totalled $18.6 million, $17.0 million, and $21.6 million, for the third quarter of 2011, third quarter of 2010, and second quarter of 2011, respectively.  The increase from the third quarter of 2010 to the third quarter of 2011 was primarily the result of higher selling expenses and other compensation costs related to higher revenue and profitability.  The decrease on a sequential basis was primarily related to the non-recurrence of the $1.0 million payment in the second quarter of 2011 to Inspired Technologies, Inc. (“ITI”) in full and complete settlement of the litigation matters between the Company and ITI. In addition, selling expenses in the third quarter were lower due to lower revenue.  As a percentage of revenue, SG&A expenses were 9.2%, 9.1%, and 10.3% for the third quarter of 2011, third quarter of 2010, and second quarter of 2011, respectively.

Stock-based compensation expense is included in SG&A in accordance with IFRS.  Stock-based compensation expense for the third quarter of 2011 was $0.2 million compared to $0.3 million in the third quarter of 2010 and $0.2 million in the second quarter of 2011. For the first nine months of 2011 as well as for the first nine months of 2010, these costs totalled $0.6 million.

Interest

Interest for both the third quarter of 2011 and the third quarter of 2010 totalled $3.9 million.  When compared to interest in the second quarter of 2011 of $4.0 million, interest for the third quarter of 2011 was slightly lower due to lower average borrowings under the ABL.  For each of the first nine months of 2011 and 2010, interest totalled $11.7 million.

Other (Income) Expense

Other expense for the third quarter of 2011 totalled $1.6 million, a $1.1 million increase from the third quarter of 2010.  The increase from the third quarter of 2010 was primarily due to foreign exchange losses in the third quarter of 2011.  Other expense for the third quarter of 2011 was higher by $1.5 million when compared to the second quarter of 2011.  The increase from the second quarter of 2011 was primarily due to foreign exchange losses in the third quarter of 2011.  Other expense for the first nine months of 2011 totalled $1.7 million as compared to $1.0 million for the first nine months of 2010.  The increase of $0.7 million was primarily due to foreign exchange losses in the third quarter of 2011.

Non-GAAP Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, Adjusted EBITDA, Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.  Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below.  Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP.  The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other charges; and (ii) other items as disclosed.  The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP in Canada and is therefore unlikely to be comparable to similar measures presented by other issuers.  Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented.  In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure.  Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP.  The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted.  The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP in Canada and is therefore unlikely to be comparable to similar measures presented by other issuers.  Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented.  In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS (LOSS) RECONCILIATION TO NET EARNINGS (LOSS)
(in US dollars)
(Unaudited)
	Three months ended			Nine months ended
	Sept 30,	Sept 30,	June 30,	Sept 30,	Sept 30,
	2011	2010	2011	2011	2010
	$	$	$	$	$
Net earnings (loss)	2.8	(2.7)	3.8	6.6	(10.0)
Add back: Manufacturing facility closures, restructuring, and other charges; net of nil income taxes	1.0	0.7	1.5	2.5	0.7
ITI litigation settlement; net of nil income taxes	-	-	1.0	1.0	-
Adjusted net earnings (loss)	3.8	(2.0)	6.3	10.1	(9.3)

Earnings (loss) per share
Basic	0.05	(0.05)	0.06	0.11	(0.17)
Diluted	0.05	(0.05)	0.06	0.11	(0.17)

Adjusted earnings (loss) per share
Basic	0.06	(0.03)	0.11	0.17	(0.16)
Diluted	0.06	(0.03)	0.11	0.17	(0.16)
Weighted average number of common shares outstanding
Basic	58,961,050	58,951,050	58,961,050	58,961,050	58,951,050
Diluted	59,267,987	58,951,050	58,989,394	59,011,602	58,951,050

Adjusted net earnings were $3.8 million for the third quarter of 2011 as compared to an adjusted net loss of $2.0 million for the third quarter of 2010.  The increase is primarily due to higher revenue and gross margin as discussed above. Adjusted net earnings in the third quarter of 2011 were $2.5 million lower than the adjusted net earnings of $6.3 million in the second quarter of 2011.  Adjusted net earnings were lower sequentially primarily as a result of lower revenue, gross margin and other expenses.

Adjusted net earnings were $10.1 million for the first nine months of 2011 compared to an adjusted net loss of $9.3 million for the first nine months of 2010.  Adjusted net earnings were $19.4 million higher in the first nine months of 2011 compared to the first nine months of 2010 primarily due to higher revenue and gross margin.

Adjusted earnings per share for the third quarter of 2011 was $0.06 per share, a $0.09 per share increase over the third quarter of 2010 and a $0.05 per share decrease over the second quarter of 2011.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) interest and other (income) expense; (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangibles assets and deferred charges; and (vi) depreciation of property, plant and equipment.  Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) write-down on assets classified as held-for-sale; and (v) other items as disclosed.  The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)
(in millions of US dollars)
(Unaudited)
	Three months ended			Nine months ended
	Sept 30,	Sept 30,	June 30,	Sept 30,	Sept 30,
	2011	2010	2011	2011	2010
	$	$	$	$	$
Net earnings (loss)	2.8	(2.7)	3.8	6.6	(10.0)
Add back: Interest and other (income) expense	5.5	4.4	4.1	13.4	12.7
Income taxes (recovery)	0.7	0.3	0.2	1.2	1.1
Depreciation and amortization	7.5	8.4	7.8	23.2	25.2
EBITDA	16.6	10.3	16.0	44.4	29.0
Manufacturing facility closures, restructuring and other charges	1.0	0.7	1.5	2.5	0.7
ITI litigation settlement	-	-	1.0	1.0	-
Adjusted EBITDA	17.5	11.0	18.5	47.9	29.7

Adjusted EBITDA was $17.5 million for the third quarter of 2011, $11.0 million for the third quarter of 2010, and $18.5 million for the second quarter of 2011.  The increase from the third quarter of 2010 to the third quarter of 2011 was primarily a result of higher revenue and gross margin as discussed above. The decrease on a sequential basis from the second quarter of 2011 was primarily due to lower revenue and gross margin partially offset by lower selling, general and administrative expenses in the third quarter of 2011.

As compared to the first nine months of 2010, Adjusted EBITDA increased by $18.2 million from $29.7 million to $47.9 million in the first nine months of 2011. The increase was primarily due to higher revenue and gross margin as discussed above.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world.  Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings.  The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its unaudited interim consolidated financial statements.  The effective tax rate for the first nine months ended September 30, 2011 was approximately 15% compared to approximately a negative 12% for the first nine months ended September 30, 2010.  The increase in the effective tax rate was due to the portion of tax expense not directly based on pre-tax earnings remaining relatively stable combined with a significant change in pre-tax income in jurisdictions for which the Company does not record deferred tax assets.

While there were increases to deferred tax assets as a result of the accounting adjustments made to transition to IFRS, the most significant change to the Company’s accounting for income taxes upon transitioning to IFRS was the reclassification of $6.3 million of investment tax credits from “Other Assets” to “Deferred Tax Assets” on its opening balance sheet as of January 1, 2010.

Net Earnings (Loss)

Net earnings for the third quarter of 2011 were $2.8 million compared to a net loss of $2.7 million in the third quarter of 2010, and net earnings of $3.8 million in the second quarter of 2011.  Net earnings for the nine months ended September 30, 2011 totalled $6.6 million compared to a net loss of $10.0 million for the same period in 2010.

Results of Operations by Business

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company no longer has operating divisions and now operates as a single segment.  The Company is no longer required to present operating results at a divisional level; however, in the interest of historical reporting consistency, the results discussed below are as per the previously-defined divisions.

Results of Operations – Tapes and Films Business

Revenue for the Tapes and Films (“T&F”) Business in the third quarter of 2011 was $169.5 million, a 10.8% increase compared to $152.9 million for the third quarter of 2010 and a 5.0% sequential decrease compared to $178.5 million for the second quarter of 2011.  Sales volume decreased approximately 8% compared to the third quarter of 2010 and approximately 11% compared to the second quarter of 2011.  The sales volume decline from the third quarter of 2010 is primarily due to the Company’s progress toward reducing sales of low-margin products.  In addition, part of the decrease appears to have been caused, to some extent, by certain customers increasing their inventories in the second quarter of 2011 in anticipation of price increases.  Also, the Company’s progress toward reducing sales of low-margin products contributed to the sales volume decline.  Selling prices including the impact of product mix increased approximately 21% in the third quarter of 2011 compared to the third quarter of 2010.   An improved pricing environment was the primary reason for the increase.  The additional favourable impact of product mix was driven by both the progress made on selling higher margin products and on reducing sales of low-margin products.  Selling prices, including the impact of product mix changes, increased approximately 6% sequentially.

Revenue for the first nine months of 2011 was $510.3 million, a 13.9% increase compared to $448.1 million for the first nine months of 2010.  Sales volume increased approximately 1% in the first nine months of 2011 compared to the first nine months of 2010.  Selling prices, including the impact of product mix, increased approximately 12%.  The increase was primarily due to an improved pricing environment, the progress made on selling higher margin products, and the progress made toward reducing sales of low-margin products.

Gross profit for the third quarter of 2011 totalled $25.3 million at a gross margin of 14.9% compared to $17.9 million at a gross margin of 11.7% for the third quarter of 2010.  On a sequential basis, gross profit decreased by $3.6 million from $28.9 million reported for the second quarter of 2011 primarily due to decreased sales volume, partially offset by manufacturing cost reductions and the decision to actively reduce sales of low-margin products.  Gross margin decreased from 16.2% in the second quarter of 2011 to 14.9% for the third quarter of 2011.  As compared to the third quarter of 2010, gross profit and gross margin for the third quarter of 2011 increased primarily due to higher selling prices, improved product mix and manufacturing cost reductions as well as the decision to actively reduce sales of low-margin products.  Selling prices increased more than both conversion costs and raw material costs.  The spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010.

Gross profit and gross margin for the first nine months of 2011 and 2010 were $75.3 million at 14.8% and $56.2 million at 12.5%, respectively.

T&F BUSINESS RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS BEFORE INCOME TAXES
(in millions of US dollars)
(Unaudited)
	Three months ended			Nine months ended
	Sept 30,	Sept 30,	June 30,	Sept 30,	Sept 30,
	2011	2010	2011	2011	2010
	$	$	$	$	$
Revenue	169.5	152.9	178.5	510.3	448.1
Gross profit	25.3	17.9	28.9	75.3	56.2
Earnings before income taxes	8.0	4.4	10.7	23.7	9.0
Depreciation, amortization and foreign exchange gains (losses)	6.1	7.1	6.6	19.1	21.7
EBITDA	14.2	11.5	17.3	42.7	30.6
Adjusted EBITDA	14.2	11.5	17.3	42.7	30.6

Adjusted EBITDA for the third quarter of 2011, third quarter of 2010, and second quarter of 2011 was $14.2 million, $11.5 million and $17.3 million, respectively. The increase in adjusted EBITDA on a year-over-year basis was primarily due to the increase in selling prices partially offset by lower sales volume. Sequentially, the decrease was due to lower sales volume.  Adjusted EBITDA for the first nine months of 2011 and 2010 was $42.7 million and $30.6 million, respectively.

Results of Operations – Engineered Coated Products Business

The Brantford, Ontario facility was shut down in the second quarter of 2011 as planned. The closure is anticipated to result in a positive contribution to EBITDA and a decrease in revenues on an annualized basis as discussed previously.  During the nine months ended September 30, 2011, $2.7 million in closure costs were recorded and an additional amount of less than $0.5 million is expected in the fourth quarter of 2011.

Revenue for the Engineered Coated Products Business (“ECP”) in the third quarter of 2011 was $31.9 million, a 6.6% decrease compared to $34.1 million for the third quarter of 2010 and a sequential increase of 1.9% compared to revenue of $31.3 million in the second quarter of 2011.  The revenue increase in the third quarter of 2011 compared to the third quarter of 2010 was 0.9% after adjusting for the closure of the Brantford facility.  The sales volume decrease in the third quarter of 2011 compared to the third quarter of 2010 was approximately 7% after adjusting for the closure of the Brantford facility.  The adjusted sales volume decline from the third quarter of 2010 was due to the progress made toward reducing sales of low-margin products and, without such actions, sales volume would have increased significantly.  Selling prices including the impact of product mix increased approximately 8% in the third quarter of 2011 compared to the third quarter of 2010 after adjusting for the closure of the Brantford facility.  Improved product mix was the primary reason for the increase.  The favourable impact of product mix was driven by both the progress made toward reducing sales of low-margin products and on selling higher margin products.  An improved pricing environment also contributed to the higher selling prices.

After adjusting for the closure of the Brantford facility, revenue for the third quarter of 2011 compared to the second quarter of 2011 increased 9.5% and sales volume for the third quarter of 2011 increased approximately 8% compared to the second quarter of 2011.  The sequential revenue increase in the third quarter of 2011 was primarily due to an increased demand for ECP products.

Revenue for the first nine months of 2011 was $93.4 million, a 1.1% increase compared to $92.4 million for the first nine months of 2010.  After adjusting for the closure of the Brantford facility, revenue increased 5.2% for the first nine months of 2011 compared to the first nine months of 2010.  Sales volume for the first nine months of 2011 compared to the first nine months of 2010 decreased approximately 6% after adjusting for the closure of the Brantford facility.  The decrease was primarily due to the progress made toward reducing sales of low-margin products from non-Brantford facilities.  Selling prices, including the impact of product mix changes, increased approximately 12% after adjusting for the closure of the Brantford facility.  Improved product mix was the primary reason for the increase.  The favourable impact of product mix was driven by both the progress made toward reducing sales of low-margin products and on selling higher margin products.

Gross profit for the third quarter of 2011 totalled $5.0 million, representing a gross margin of 15.8%, compared to $2.5 million and a gross margin of 7.3% for the third quarter of 2010.  Gross profit improved $1.2 million from the second quarter of 2011 and gross margin improved from 12.1%.  As compared to the third quarter of 2010, gross profit and gross margin increased primarily due to higher selling prices and improved product mix as well as lower manufacturing overhead due to the closure of the Brantford facility. Selling prices increased more than both conversion costs and raw material costs, however the spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010.  Gross profit and gross margin for the first nine months of 2011 and 2010 were $11.5 million at 12.3% and $6.9 million at 7.5%, respectively.

ECP BUSINESS RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS (LOSS) BEFORE INCOME TAXES
(in millions of US dollars)
(Unaudited)
	Three months ended			Nine months ended
	Sept 30,	Sept 30,	June 30,	Sept 30,	Sept 30,
	2011	2010	2011	2011	2010
	$	$	$	$	$
Revenue	31.9	34.1	31.3	93.4	92.4
Gross profit	5.0	2.5	3.8	11.5	6.9
Earnings before income taxes	1.7	(1.2)	(1.1)	0.2	(3.0)
Depreciation, amortization and foreign exchange gains (losses)	1.2	1.4	1.5	4.4	3.8
EBITDA	2.9	0.2	0.4	4.6	0.7
Manufacturing facility closures, restructuring and other charges	1.0	0.1	1.5	2.5	0.1
Adjusted EBITDA	3.9	0.2	2.0	7.1	0.8

Adjusted EBITDA for the third quarter of 2011, third quarter of 2010, and second quarter of 2011 was $3.9 million, $0.2 million and $2.0 million, respectively.  The increase in adjusted EBITDA in the third quarter of 2011 compared to the third quarter of 2010 was primarily due to a shift in mix of products sold as discussed above as well as the closure of the Brantford facility which had a favourable impact of $1.1 million.  Adjusted EBITDA for the first nine months of 2011 and 2010 was $7.1 million and $0.8 million, respectively.

Results of Operations – Corporate

The Company does not allocate the cost of manufacturing facility closures, restructuring, strategic alternatives or other charges to its two businesses.  These expenses are retained at the corporate level as are stock-based compensation expense, interest, other income and expense and the costs of being a public company.  The unallocated corporate expenses for the third quarter of 2011, the third quarter of 2010, and second quarter of 2011 totalled $0.5 million, $1.4 million, and $1.7 million, respectively.  For the first nine months of 2011 and 2010, unallocated corporate costs totalled $2.9 million and $2.4 million, respectively.  The large decrease in the third quarter of 2011 from the second quarter of 2011 is related to the non-recurrence of a $1.0 million litigation settlement during the second quarter of 2011.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

There have been no material changes with respect to related party transactions since December 31, 2010.  Reference is made to the Section entitled “Related Party Transactions” in the Company’s Management Discussion and Analysis as of and for the year ended December 31, 2010 and to Note 7 to the unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2011.

Balance Sheet

One of the metrics the Company uses to measure inventory performance is Days Inventory.  Days Inventory decreased by 2 days from the second quarter of 2011 compared to the third quarter of 2011.  Days Inventory increased by 3 days in the third quarter of 2011 compared to the third quarter of 2010.  The increase in the third quarter of 2011 compared to the third quarter of 2010 was primarily due to raw material costs in inventory at the end of the period increasing more rapidly than the amount recognized in cost of sales for the same period.  The Company expects Days Inventory to decrease further during the fourth quarter of 2011.

One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”).  DSO’s decreased by 2 days from the third quarter of 2010 to the third quarter of 2011, and increased by 1 day in the third quarter of 2011 as compared to the second quarter of 2011.  DSO’s are expected to remain in the mid to upper 40’s during the fourth quarter of 2011.

The calculations are shown in the following tables:

Three Months Ended					Three Months Ended
	September	December	September	June		September	December	September	June
	30,	31,	30,	30,		30,	31,	30,	30,
	2011	2010	2010	2011		2011	2010	2010	2011

Cost of Goods Sold	$171.0	$158.9	$166.7	$177.0	Revenue	$201.4	$180.1	$187.1	$209.7
Days in Quarter	92	92	92	91	Days in Quarter	92	92	92	91
Cost of Goods Sold Per Day	$1.86	$1.73	$1.81	$1.95	Revenue Per Day	$2.19	$1.96	$2.03	$2.30
Average Inventory	$98.4	$91.9	$90.4	$107.0	Trade Receivables	$100.1	$86.5	$98.1	$103.9
Days Inventory	53	53	50	55	DSO's	46	44	48	45

Days Inventory is calculated as follows:
Cost of Goods Sold ÷Days in Quarter = Cost of Goods Sold Per Day
(Beginning Inventory + Ending Inventory) ÷ 2 = Avg Inventory
Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

DSO’s is calculated as follows:
Revenue ÷ Days in Quarter = Revenue Per Day
Ending Trade Receivables ÷ Revenue Per Day =DSO’s

Accounts payable and accrued liabilities decreased $7.9 million in the third quarter of 2011 to $74.8 million from $82.7 million as of June 30, 2011.  Inventories decreased in the third quarter of 2011 to $89.1 million from $107.8 million as of June 30, 2011.  Accounts payable and accrued liabilities in the third quarter of 2011 decreased primarily due to the decrease in inventory.  Trade receivables decreased in the third quarter of 2011 to $100.1 million from $103.9 million as of June 30, 2011 as noted in the table above.

Cash Flow

Cash flows from operations before changes in working capital items increased in the third quarter of 2011 by $1.7 million to $14.0 million from $12.3 million in the third quarter of 2010.  The increase was primarily due to the increase in net earnings partially offset by a decrease in the depreciation and amortization, pensions and inventory write-downs.

Cash flows from operating activities increased in the third quarter of 2011 by $10.4 million to $27.3 million from $16.9 million in the third quarter of 2010.  In the third quarter of 2011, changes in working capital items resulted in a net source of funds of $13.4 million.  In the third quarter of 2010, changes in working capital items resulted in a net source of funds of $4.6 million.  Compared to the third quarter of 2010, cash flows from operating activities increased during the third quarter of 2011 due to the progress made in reducing inventory levels which was partially offset by cash used to pay suppliers early to take early pay discounts.

Cash flows from investing activities were negative $3.0 million in the third quarter of 2011 and negative $4.2 million in the third quarter of 2010.  The increased cash from investing activities in the third quarter of 2011 as compared to the third quarter of 2010 is primarily due to the non-recurrence of cash restricted for a bond posted in connection with a litigation matter which was settled in the second quarter of 2011, partially offset by the purchase of intangible assets related to customer lists and increased capital expenditures.

The Company decreased total indebtedness during the three months ended September 30, 2011 by $18.1 million.  The Company decreased total indebtedness during the three months ended September 30, 2010 by $5.3 million.  The decreases in the third quarter of 2011 and 2010 were due to cash flows from operations after changes in working capital as described above.  The Company expects a further reduction in total indebtedness during the fourth quarter of 2011.

Long-Term Debt

As discussed under the section “Liquidity”, the Company has a $200 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories, and manufacturing equipment.  As of September 30, 2011, the Company had borrowed $86.7 million under its ABL, including $1.7 million in letters of credit.  As of September 30, 2010, $94.9 million had been borrowed, including $2.1 million in letters of credit.  When combined with cash on-hand and cash equivalents, the Company had total cash and credit availability of $56.1 million as of September 30, 2011 and $59.3 million as of September 30, 2010.  The decrease in total cash and credit availability of $3.2 million between September 30, 2010 and September 30, 2011 was primarily due to the scheduled decrease in the amount of machinery and equipment included in the borrowing base pursuant to the calculation defined in the ABL agreement.

Contractual Obligations

As of September 30, 2011, there were no material changes in the contractual obligations set forth in the Company’s 2010 annual consolidated financial statements that were outside the ordinary course of the Company’s business.

As previously disclosed in the December 31, 2008 Audited Consolidated Financial Statements, the Company entered into an Asset Agreement to distribute and sell specialized wrapping machines.  In August 2011, the Company entered into a Contract Adjustment Agreement pursuant to which all previously incurred penalties were waived and the penalty provisions and several of the performance criteria going forward were deleted.  In addition, the revenue sharing formula and renewal fee contained in the Asset Agreement were modified.

Capital Stock

As of September 30, 2011 there were 58,961,050 common shares of the Company outstanding.

During the third quarter of 2011, no stock options were granted or exercised, and no stock was repurchased by the Company.

Financial Risk Management

Other than the expiration of interest rate swaps in September 2011 that have not been renewed, there have been no material changes with respect to the Company’s financial risks and management thereof during the nine months ended September 30, 2011.  Please refer to Note 20 of the Company’s consolidated financial statements as of December 31, 2010, and the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives, and policies.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, they are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about the significant judgments, assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are summarized below:

Impairments

An impairment is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or cash generating unit being tested. The recoverable amount will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different cash generating units are further explained in Note 13 to the unaudited interim consolidated financial statements.

Pension and post-retirement benefits

The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions. These assumptions include the discount rate, the rate of future salary increases, mortality rates and the rate of future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The underlying bonds are further reviewed for quality, and those having excessive credit spreads are removed from the population of bonds on which the discount rate is based, on the basis that they do not represent high quality bonds.

The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country. Further details about the assumptions used are given in Note 13 of the unaudited interim consolidated financial statements.

Stock-based compensation

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and credits to the extent that it is probable that taxable profit will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable profits and future tax planning strategies. Further details on taxes are disclosed in Note 13 of the unaudited interim consolidated financial statements.

Fair value measurement of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Further details regarding the assumptions and models used for estimating fair value are disclosed in Note 12 of the unaudited interim consolidated financial statements.

Leases

Management considers its leases of building and equipment to include both operating leases and finance leases. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgment in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management has assessed that the useful lives represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to computers and manufacturing equipment.

Allowance for obsolete and slow moving inventories and declines in net realizable value

Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values, the amount of any write-downs of inventories and the reversal of any write-downs, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

Each reporting period, the Company makes an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experiences. If future collections differ from estimates, future earnings will be affected.

Provisions for restoration

Provisions for restoration represent the discounted value of the present obligation to restore one or more leased facilities at the end of the lease. The discounted value reflects a combination of management’s assessment of the cost of performing the work required, the timing of the cash flows and the discount rate. A change in any or a combination of the three key assumptions used to determine the provisions could have a material impact to the carrying value of the provision. In the case of provisions for assets which remain in use, adjustments to the carrying value of the provision are offset by a change in the carrying value of the related asset. Where the provisions are for assets no longer in use or for obligations arising from the production process, any adjustment is reflected directly in the Statement of Earnings.

Provisions for restructuring

Termination benefits are recognized as a liability and an expense when, and only when, the Company has a detailed formal plan for the termination and is without realistic possibility of withdrawal, or in other words, is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date; or provide termination benefits as a result of an offer made in order to encourage voluntary terminations. Where termination benefits fall due more than 12 months after the reporting period, and the time value of money is material, they are discounted. The measurement of termination benefits is based on the number of employees expected to be terminated.

Future Accounting Policies

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after January 1, 2013. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that this amendment is likely to have on the financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRSs, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.  The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of these new standards on the Company is expected to be minimal, given that it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement:  IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 1 – Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2012. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Management does not expect to implement these amendments until all chapters of IFRS 9 have been published and they can comprehensively assess the impact of all changes. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Impact of Adoption of IFRS on the Company

With respect to the calculation of financial covenants for the Company’s $200.0 million ABL revolver facility, the Company has obtained an amendment from its lender related to the adoption of IFRS.  The adoption of IFRS has had an immaterial impact on the fixed charge ratio which is the only financial covenant in the ABL.

Summary of Quarterly Results

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.  Financial information for 2010, with the exception of the statements as of the transition date of January 1, 2010, has been restated to comply with IFRS.  Information prior to the transition date has not been restated and therefore is presented and labeled in accordance with GAAP.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting.  With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements.  The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of September 30, 2011 was effective.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2010, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements
 September 30, 2011

Unaudited Interim Condensed Consolidated Financial Statements

Condensed Consolidated Earnings (Loss)	2

Condensed Consolidated Comprehensive Income (Loss)	3

Condensed Consolidated Changes in Shareholders’ Equity	4 to 5

Condensed Consolidated Cash Flows	6

Condensed Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 43

Intertape Polymer Group Inc.
Condensed Consolidated Earnings (Loss)
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
Revenue	201,360	187,057	603,721	540,455
Cost of sales	171,035	166,655	516,860	477,341
Gross profit	30,325	20,402	86,861	63,114

Selling, general and administrative expenses	18,589	17,013	58,553	54,465
Research expenses	1,737	1,485	4,578	4,906
	20,326	18,498	63,131	59,371
Operating profit before manufacturing facility
closures, restructuring and other charges	9,999	1,904	23,730	3,743

Manufacturing facility closures, restructuring
and other charges	967	-	2,513	-

Operating profit	9,032	1,904	21,217	3,743

Interest	3,901	3,910	11,702	11,711
Other expense	1,610	461	1,733	975

Earnings (loss) before income taxes (recovery)	3,521	(2,467)	7,782	(8,943)
Income taxes (recovery) (Note 8)
Current	176	447	566	533
Deferred	496	(192)	598	537
	672	255	1,164	1,070

Net earnings (loss)	2,849	(2,722)	6,618	(10,013)

Earnings (loss) per share
Basic	0.05	(0.05)	0.11	(0.17)
Diluted	0.05	(0.05)	0.11	(0.17)

The accompanying notes are an integral part of the interim condensed consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Condensed Consolidated Comprehensive Income (Loss)
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
Net earnings (loss)	2,849	(2,722)	6,618	(10,013)

Other comprehensive income (loss)
Changes in fair value of interest rate swap
agreements, designated as cash flow hedges
(net of deferred income taxes of nil, nil in 2010)	-	(142)	(30)	(588)
Settlements of interest rate swap agreements,
transferred to earnings (net of income taxes of nil,
nil in 2010)	298	312	927	936
Changes in fair value of forward foreign exchange
rate contracts, designated as cash flow hedges
(net of deferred income taxes of nil, nil in 2010)	(852)	807	130	782
Settlements of forward foreign exchange rate
contracts, transferred to earnings (net of
income taxes of nil, nil in 2010)	(311)	(163)	(1,053)	(562)
Gain on forward foreign exchange rate contracts
recorded in earnings pursuant to recognition of
the hedged item in cost of sales upon
discontinuance of the related hedging relationships
(net of income taxes of nil, nil in 2010)	(615)	(179)	(998)	(333)
Change in cumulative translation difference	(6,407)	4,241	(2,399)	1,071
Other comprehensive income (loss)	(7,887)	4,876	(3,423)	1,306
Comprehensive income (loss) for the period	(5,038)	2,154	3,195	(8,707)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Condensed Consolidated Changes in Shareholders’ Equity
Nine months ended September 30, 2011
(In thousands of US dollars, except for number of common shares)
(Unaudited)

	Capital Stock			Accumulated other comprehensive income
				Cumulative
				translation	Reserve for			Total
			Contributed	adjustment	cash flow			Shareholders’
	Number	Amount	surplus	account	hedges	Total	Deficit	Equity
		$	$	$	$	$	$	$

Balance as at January 1, 2011	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

Stock-based compensation expense			585					585

Net earnings							6,618	6,618

Changes in fair value of interest rate swap
agreements, designated as cash flow hedges					(30)	(30)		(30)

Settlement of interest rate swap agreements –
transferred to earnings					927	927		927

Changes in fair value of forward foreign
exchange rate contracts, designated as
cash flow hedges					130	130		130

Settlement of forward foreign exchange rate
contracts – transferred to earnings					(1,053)	(1,053)		(1,053)

Gain on forward foreign exchange rate
contracts recorded in earnings pursuant to
recognition of the hedged item in cost of sales upon
discontinuance of the related hedging relationships					(998)	(998)		(998)

Changes to cumulative translation differences				(2,399)		(2,399)		(2,399)
Balance as at September 30, 2011	58,961,050	348,148	16,378	536	(788)	(252)	(216,409)	147,865

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Condensed Consolidated Changes in Shareholders’ Equity
Nine months ended September 30, 2010
(In thousands of US dollars, except for number of common shares)
(Unaudited)

	Capital Stock			Accumulated other comprehensive income
				Cumulative
				translation	Reserve for			Total
			Contributed	adjustment	cash flow			Shareholders’
	Number	Amount	surplus	account	hedges	Total	Deficit	Equity
		$	$	$	$	$	$	$

Balance as at January 1, 2010	58,951,050	348,143	15,024	-	(757)	(757)	(172,387)	190,023

Stock-based compensation expense			567					567

Net earnings							(10,013)	(10,013)

Changes in fair value of interest rate swap
agreements, designated as cash flow hedges					(588)	(588)		(588)

Settlement of interest rate swap agreements –
transferred to earnings					936	936		936

Changes in fair value of forward foreign
exchange rate contracts, designated as
cash flow hedges					782	782		782

Settlement of forward foreign exchange rate
contracts – transferred to earnings					(562)	(562)		(562)

Gain on forward foreign exchange rate
contracts recorded in earnings pursuant to
recognition of the hedged item in cost of sales upon
discontinuance of the related hedging relationships					(333)	(333)		(333)

Changes to cumulative translation differences				1,071		1,071		1,071
Balance as at September 30, 2010	58,951,050	348,143	15,591	1,071	(522)	549	(182,400)	181,883

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Condensed Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	2,849	(2,722)	6,618	(10,013)
Adjustments for non-cash items
Depreciation and amortization	7,545	8,665	23,169	26,063
Income tax expense	672	255	1,164	1,070
Interest expense	3,604	3,635	10,824	10,886
Charges in connection with manufacturing facility closures,
restructuring and other charges	119	-	76	-
Write-down of inventories, net	50	606	174	1,498
Stock-based compensation expense	223	328	585	567
Pension and post-retirement benefits expense	208	1,203	622	1,704
(Gain) loss on foreign exchange	330	534	(331)	(148)
Impairment of property, plant and equipment	-	88	-	88
Write-down on classification as assets held-for-sale	-	633	-	633
Other adjustments for non cash items	49	99	144	296
Income taxes paid	(347)	(81)	(524)	(675)
Contributions to defined benefit plans	(1,352)	(957)	(3,265)	(2,797)
Cash flows from operating activities before changes in working capital items	13,950	12,286	39,256	29,172
Changes in working capital items
Trade receivables	2,764	(5,992)	(14,043)	(23,987)
Inventories	17,327	(1,148)	3,136	(13,423)
Parts and supplies	(127)	(90)	(772)	(84)
Other current assets	488	(668)	(1,360)	(1,453)
Accounts payable and accrued liabilities	(6,088)	12,000	(4,835)	28,421
Provisions	(1,006)	513	(396)	1,362
	13,358	4,615	(18,270)	(9,164)
Cash flows from operating activities	27,308	16,901	20,986	20,008

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts
subsequent to the discontinuance of the related hedging relationships	471	-	1,520	647
Purchase of property, plant and equipment	(3,449)	(1,329)	(9,609)	(6,855)
Proceeds from disposals of property, plant and equipment and other assets	858	21	2,920	216
Restricted cash and other assets	163	(2,637)	5,261	(2,680)
Purchase of intangible assets	(1,059)	(224)	(1,141)	(224)
Cash flows from investing activities	(3,016)	(4,169)	(1,049)	(8,896)

FINANCING ACTIVITIES
Proceeds from long-term debt	6,455	12,942	37,546	35,089
Repayment of long-term debt	(23,788)	(19,262)	(41,921)	(28,450)
Interest paid	(5,479)	(6,160)	(12,871)	(13,333)
Cash flows from financing activities	(22,812)	(12,480)	(17,246)	(6,694)
Net increase in cash	1,480	252	2,691	4,418
Effect of exchange differences on cash	(294)	533	(37)	(210)
Cash and cash equivalents, beginning of period	5,436	7,094	3,968	3,671
Cash and cash equivalents, end of period	6,622	7,879	6,622	7,879

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Condensed Consolidated Balance Sheets
As at
(In thousands of US dollars)
(Unaudited)

	September 30,	December 31,	January 1,
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	6,622	3,968	3,671
Restricted cash	-	5,183	-
Trade receivables	100,129	86,516	74,161
Other receivables	3,883	4,270	3,052
Inventories	89,053	92,629	79,001
Parts and supplies	14,617	13,933	13,967
Prepaid expenses	6,248	4,586	3,693
Derivative financial instruments (Note 12)	-	1,270	1,438
	220,552	212,355	178,983
Property, plant and equipment (Note 6)	207,272	224,335	251,378
Assets held-for-sale	-	671	149
Other assets	2,859	2,983	3,443
Intangible assets	3,143	2,344	2,216
Deferred tax assets	32,180	33,926	64,806
Total Assets	466,006	476,614	500,975

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	74,779	82,252	66,034
Provisions (Note 10)	2,444	2,893	2,194
Derivative financial instruments (Note 12)	788	-	-
Installments on long-term debt (Note 9)	2,973	2,837	1,721
	80,984	87,982	69,949
Long-term debt (Note 9)	213,149	216,856	213,450
Pension and post-retirement benefits	22,109	24,680	24,675
Derivative financial instruments (Note 12)	-	898	1,548
Other liabilities	61	230	-
Provisions (Note 10)	1,838	1,883	1,330
	318,141	332,529	310,952
SHAREHOLDERS’ EQUITY
Capital stock (Note 11)	348,148	348,148	348,143
Contributed surplus	16,378	15,793	15,024
Deficit	(216,409)	(223,027)	(172,387)
Accumulated other comprehensive income (loss)	(252)	3,171	(757)
	147,865	144,085	190,023
Total Liabilities and Shareholders’ Equity	466,006	476,614	500,975

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

1 -   GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota-Bradenton, Florida. The address of the Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”) , develops, manufactures and sells through wholesalers, a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complimentary packaging systems for industrial use and retail applications.

These unaudited interim condensed consolidated financial statements and notes thereto should be read in conjunction with the Company’s 2011 first quarterly unaudited interim condensed consolidated financial statements.

These unaudited interim condensed consolidated financial statements and notes thereto follow the same accounting policies as those described in the Company’s 2011 first quarterly unaudited interim condensed consolidated financial statements.

Certain prior period amounts have been reclassified to conform to current period presentation.

2 -   ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements present the Company’s consolidated balance sheets as at September 30, 2011, December 31, 2010 and January 1, 2010,  as well as its consolidated earnings (loss) and comprehensive income (loss) and cash flows for the three and nine months ended September 30, 2011 and September 30, 2010, and the changes in shareholders’ equity for the nine months ended September 30, 2011 and September 30, 2010. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and are expressed in US dollars.

These financial statements have been prepared in accordance with the accounting policies the Company expects to use in its annual financial statements for the year ending December 31, 2011. These policies set out below have been consistently applied to all periods presented unless otherwise noted below.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. These adjustments are of a normal recurring nature.

Until December 31, 2010, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) that applied prior to the convergence to International Financial Reporting Standards (“IFRS”). In preparing these interim consolidated financial statements, management applied IFRS 1, First-time Adoption of International Financial Reporting Standards and amended certain recognition and measurement methods to comply with IFRS. The comparative figures for 2010 were restated to reflect these adjustments. Certain reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on shareholders’ equity, earnings, comprehensive income and cash flows have been provided in Note 13.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

2 -   ACCOUNTING POLICIES (Continued)

The unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Board of Directors on November 8, 2011.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after January 1, 2013. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of these new standards on the Company is expected to be minimal, given that it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement:  IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and required disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

2 -   ACCOUNTING POLICIES (Continued)

Amended IAS 1 - Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2012. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 -   INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
Employee Benefit Expense
Wages, salaries and other short-term benefits	30,369	29,478	92,525	89,044
Stock-based payments	223	327	585	567
Pensions – defined benefit plans	226	260	711	1,757
Pensions – defined contribution plans	599	(453)	1,880	589
Employee benefit expense	31,417	29,612	95,701	91,957

Interest
Interest on long-term debt	3,658	3,648	11,050	10,846
Amortization of debt issue expenses on long-
term debt and ABL	295	280	878	830
Other interest and financial expense	-	-	(116)	58
Interest capitalized to property, plant and
equipment	(52)	(18)	(110)	(23)
	3,901	3,910	11,702	11,711

Other (income) expense
Foreign exchange (gain) loss	1,212	(40)	437	(171)
Interest income and other finance costs	307	299	1,036	876
Change in fair value of forward foreign
exchange rate contracts	91	202	260	270
	1,610	461	1,733	975

Other Elements of Expenses
Depreciation of property, plant and equipment	7,350	8,951	22,662	25,399
Amortization of intangible assets	195	425	507	664
Amortization of other charges	21	14	64	43
Loss on disposal of property, plant and
equipment	164	129	303	258
Write-down of inventories to net realizable value	175	606	486	1,508
Reversal of write-down of inventories to net
realizable value, recognized as a reduction
of cost of sales	(125)	-	(312)	10
Advisory and support services fees	76	245	229	723

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

4 -   SIGNIFICANT EVENTS AND TRANSACTIONS

In the three and nine months ended September 30, 2011 the Company incurred $1.0 and $2.5 million respectively, in plant closure costs, which is primarily related to the derecognition of Brantford facility assets and liabilities, severance, other labor related costs and incremental costs incurred with the ongoing Brantford facility closure.  The Company expects to record additional charges in connection with the Brantford facility of less than $0.5 million in the fourth quarter of 2011.

In 2009, the Company filed a complaint in the U.S. District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements.  On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million.

On May 19, 2011 the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties.  Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation. The amount is included in the Selling, general and administrative expenses caption on the accompanying statement of consolidated earnings (loss).

In July 2011, the Company entered into an Asset Purchase Agreement for total consideration of $0.9 million to acquire assets primarily consisting of equipment, a customer list, and intellectual property to supplement the Company’s existing water activated tape business.

As previously disclosed in the December 31, 2008 Audited Consolidated Financial Statements, the Company entered and committed to distribute and sell specialized wrapping machines. In August 2011, the Company entered into a Contract Adjustment Agreement. Under the Agreement the Company and the Vendor agreed all past and future penalties, film purchase minimums and machine placement thresholds are eliminated under the Agreement.

5 -   INVENTORIES

	September 30,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Raw materials	25,804	25,467	23,713
Work in process	18,314	18,336	15,006
Finished goods	44,935	48,826	40,282
	89,053	92,629	79,001

The amount of inventories recognized as an expense during the period corresponds to cost of sales.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

6 -   PROPERTY, PLANT AND EQUIPMENT

During the three and nine months ended September 30, 2011, acquisitions of property, plant and equipment amounted to approximately $3.4 million and $9.6 million, respectively ($1.3 million and $6.9 million for the three and nine months ended September 30, 2010). During the three and nine months ended September 30, 2011, the net book value of property, plant and equipment disposals amounted to approximately $0.1 million and $2.4 million, respectively ($229,000 and $351,000 for the three and nine months ended September 30, 2010) and the loss on those disposals amounted to approximately $164,000 and $303,000, respectively ($129,000 and $258,000 for the three and nine months ended September 30, 2010), respectively.

As at September 30, 2011 and 2010, the Company had no significant commitments to purchase any property, plant or equipment.

There were no impairment losses or reversals of impairment losses during the current and comparative reporting period.

7 -   RELATED PARTY TRANSACTIONS

In prior reporting periods, the Company entered into two agreements, each with a company controlled by two of the current members of its Board of Directors. These agreements required the provision of support services that included the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director support services agreement was effective through September 30, 2010 and provided for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement was effective through June 30, 2011 and provided monthly compensation in the amount of CAD$25,000. During the three and nine months ended September 30, 2011, an amount of nil and CAD$150,000, respectively, ($75,000 and CAD$150,000 for the three months ended and $225,000 and CAD$450,000 for the nine months ended in 2010) was recorded with respect to the support services agreement.

Support service related expenses for the three and nine months ended September 30, 2011 of $76,000 and $76,000, respectively, ($23,000 for the three months ended and $56,000 for the nine months ended in 2010) was recorded with respect to the support services agreement.

8 -   INCOME TAXES

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes. There was no significant change in the estimated tax rates during the period.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

9 -   LONG-TERM DEBT

Long-term debt consists of the following:

	September 30,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Senior Subordinated Notes (1)	116,631	116,169	115,600
Asset-based loan (1)	84,191	86,774	83,635
Obligations under capital leases	6,122	6,089	6,496
Term debt	5,111	6,205	7,796
Mortgage loans (1)	4,067	4,456	1,644
	216,122	219,693	215,171
Less: Installments on long-term debt	2,973	2,837	1,721
	213,149	216,856	213,450

(1)	The Senior Subordinated Notes, Asset-based loans and Mortgage loans are presented net of unamortized related debt issue expenses, amounting to $3.0 million ($2.7 million in 2010).

Throughout the period, the Company remained in compliance with all the restrictions and reporting requirements associated with the different lending agreements.

10 -   PROVISIONS AND CONTINGENT LIABILITIES

The Company’s provisions consist of restoration obligations, restructuring provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities and a provision for litigation.

The rollforward of the Company’s provisions is as follows as at December 31, 2010:

	Restoration	Restructuring
	provisions	provisions	Litigation	Total
	$	$	$	$
Balance, January 1, 2010	1,330	1,335	859	3,524
Additional provisions	484	2,638	-	3,122
Amounts used	-	(1,260)	-	(1,260)
Unused amounts reversed	-	-	(663)	(663)
Foreign exchange	69	47	(63)	53
Balance, end of period	1,883	2,760	133	4,776

Amount presented as current	-	2,760	133	2,893
Amount presented as non-current	1,883	-	-	1,883
Balance, December 31, 2010	1,883	2,760	133	4,776

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

10 -   PROVISIONS AND CONTINGENT LIABILITIES (Continued)

The rollforward of the Company’s provisions is as follows as at September 30, 2011:

	Restoration	Restructuring
	provisions	provisions	Litigation	Total
	$	$	$	$
Balance, January 1, 2011	1,883	2,760	133	4,776
Additional provisions	-	1,517	141	1,658
Amounts used	-	(2,055)	-	(2,055)
Foreign exchange	(45)	(51)	(1)	(97)
Balance, end of period	1,838	2,171	273	4,282

Amount presented as current	-	2,171	273	2,444
Amount presented as non-current	1,838	-	-	1,838
Balance, September 30, 2011	1,838	2,171	273	4,282

During the reporting period, there were no reversals of restructuring provisions and no changes in contingent liabilities.

See Note 4 and the notes to the annual consolidated financial statements prepared under Canadian GAAP as at and for the year ended December 31, 2010 for a full description of contingent liabilities.

11 -   CAPITAL STOCK

Common Shares

The Company’s common shares outstanding as at September 30, 2011 and December 31, 2010 were 58,961,050 and 58,951,050 as at January 1, 2010.

Weighted average number of common shares outstanding for the periods ended September 30, are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Basic	58,961,050	58,951,050	58,961,050	58,951,050
Diluted	59,267,987	58,951,050	59,011,602	58,951,050

For the three and nine months ended September 30, 2011, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were 2,606,827 and 3,371,827, respectively. For the three and nine months ended September 30, 2010, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were nil.

The Company announced a normal course issuer bid effective May 20, 2010. In connection with this normal course issuer bid, the Company was entitled to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as at that date. The Company did not repurchase any common shares under this normal course issuer bid which expired in May 2011.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

11 -   CAPITAL STOCK (Continued)

The Company did not declare or pay dividends during the three and nine months ended September 30, 2011 and 2010.

Stock Options

During the nine months ended September 30, 2011, 490,000 stock options were granted at a weighted average exercise price of $1.55 and a fair value of $0.95, and 385,000 stock options were granted at a weighted average exercise price of $1.80 and a fair value of $1.10.

During the nine months ended September 30, 2010, 475,000 stock options were granted at a weighted average exercise price of $2.19 and a fair value of $0.44.

Contributed Surplus

During the three and nine months ended September 30, 2011, the contributed surplus account increased by approximately $0.3 million and $0.6 million, respectively ($0.3 million and $0.6 million for the three and nine months ended September 30, 2010, respectively), representing the stock-based compensation expense recorded for the period.

12 -   FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

The fair value of the Company’s senior subordinated notes was $106.9 million as at September 30, 2011 ($98.5 million as at December 31, 2010).

The Company’s interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were a liability amounting to nil and $0.8 million for the reporting period ended September 30, 2011, (nil and $1.3 million as at December 31, 2010, respectively).

The methods and assumptions used to determine the estimated fair value of each class of financial instruments have not changed during the reporting period.

The terms and conditions of foreign exchange contracts designated as cash flow hedges and the Company’s foreign exchange risk policy and related management strategies are presented in Note 20 to the annual consolidated financial statements as at and for the year ended December 31, 2010.

During the interim reporting period, there were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments, nor were there any changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

During the interim reporting period the interest rate swap expired on September 22, 2011.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

12 -   FINANCIAL INSTRUMENTS (Continued)

During the three months ended September 30, 2011 and 2010, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of three forward foreign exchange rate contracts in the three months ended September 30, 2011 and 2010 (the “Terminated Contracts”), which were scheduled to settle on August 2, 2011, September 1, 2011, October 3, 2011 and September 30, 2010, respectively, representing the Company’s hedging of inventory purchases during the months of July, August and September 2011 and 2010. As at September 30, 2011 and 2010, all inventory purchases covered under these Terminated Contracts were sold and consequently were included in the determination of net earnings for the three and nine months ended September 30, 2011 and 2010.

Accordingly, included in the Company’s consolidated earnings for the three months ended September 30, 2011 are $0.6 million ($0.2 million in the three months ended 2010) under the caption Cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and $0.3 million (trivial amount in the three months ended September 30, 2010), under the caption Other (income) expense, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate its designation of these specific hedging relationships.

13 -   FIRST TIME ADOPTION OF IFRS

The Company’s date of transition to IFRS was January 1, 2010 (the “Transition Date”). The Company’s IFRS accounting policies presented in Note 2 have been applied in preparing the condensed consolidated financial statements for the three and nine month periods ended September 30, 2011, the comparative information and the opening consolidated balance sheet as at the Transition Date.

The Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards, in preparing these first IFRS unaudited interim condensed consolidated financial statements. The effects of the transition to IFRS on Shareholders' equity, comprehensive loss and reported cash flows already established are presented in tables in this section and are further explained in the notes that accompany the tables.

13.1   Exceptions and Elections upon Initial Adoption

Set forth below are the IFRS 1 applicable optional exemptions and mandatory exceptions from full retrospective application that were applied by the Company in the conversion from pre-change Canadian GAAP (“Previous GAAP”) to IFRS. Those adopted by the Company are set out below:

IFRS Optional Exemptions

Business Combinations

IFRS 1 permits a first-time adopter to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date, or an earlier date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company has elected not to apply IFRS 3 retrospectively to business combinations that occurred prior to its Transition Date and, accordingly, such business combinations have not been restated.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Employee Benefits

IFRS 1 permits a first-time adopter to recognize all cumulative actuarial gains and losses deferred under Previous GAAP in opening deficit at the Transition Date. The Company elected to recognize all cumulative actuarial gains and losses that existed at its Transition Date in opening deficit for all of its employee benefit plans.

Share-Based Payments

IFRS 1, encourages, but does not require application of IFRS 2, Share-based Payments to equity  instruments granted on or before November 7, 2002, and to any equity instruments granted after November 7, 2002 that had vested by the Transition Date. The Company elected to avail itself of the exemption and applied IFRS 2 only to those equity instruments granted after November 7, 2002 that had not vested by the Transition Date.

Currency Translation Differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a foreign operation was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. The Company elected to reset all cumulative translation gains and losses to zero in opening deficit at the Transition Date.

Borrowing Costs

IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all qualifying assets. The related IFRS 1 exemption allows the application of IAS 23 on qualifying assets to which the commencement date for capitalization is on or after the Transition Date, or at an earlier date selected by the Company. The Company elected to prospectively apply the provisions of IAS 23 for qualifying assets whose commencement date for capitalization is on or subsequent to the Transition Date. Borrowing costs incurred prior to January 1, 2010 were written off in opening deficit at the Transition Date.

Changes in Existing Decommissioning, Restoration and Similar Liabilities Included in the Cost of Property, Plant and Equipment

For changes in existing decommissioning, restoration and similar liabilities that occurred before the Transition Date, IFRS 1 provides the option to not comply with the requirements of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The Company elected to not retrospectively recognize year by year changes to liabilities under IFRIC 1 that occurred before the Transition Date.

Therefore, the Company measured the obligation as of the Transition Date in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount that would have been included in the cost of the related asset when the liability first arose and calculated the accumulated depreciation on that amount, as at the Transition Date to IFRS, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Company in accordance with IFRS.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

IFRS Mandatory Exceptions

Set forth below are the applicable IFRS 1 exceptions applied in the conversion from Previous GAAP to IFRS.

Hedge Accounting

Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, Financial Instruments: Recognition and Measurement, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of its Transition Date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 criteria for hedge accounting were fair valued and recorded in the balance sheet as non-hedging derivative financial instruments.

Estimates

The estimates established by the Company in accordance with IFRS at the Transition Date to IFRS standards are consistent with estimates made for the same date in accordance with Previous GAAP, after adjustments to reflect any difference in applicable accounting principles.

Financial Instruments

The Company early adopted the modified exception, published in October 2010, whereby the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement, are applied prospectively for transactions occurring on or after the Transition Date. No adjustments resulted from this application.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

13.2   Reconciliations of Previous GAAP to IFRS

Shareholders’ equity as at the Transition Date, as at September 30, 2010 and as at December 31, 2010 can be reconciled to the amounts reported under Previous GAAP as follows:

Reconciliation of Shareholders’ Equity
As at

	December 31,	September 30,	January 1,
	2010	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$
Shareholders’ equity under Previous GAAP	186,834	227,102	237,803

Increases (decreases) in Shareholders’ Equity
reported in accordance with Previous GAAP, as a
result of the following differences between
Previous GAAP and IFRS:
Property, plant and equipment – impact of
componentization, additional depreciation and
and derecognition of borrowing costs not
consistent with IFRS (note 13.3.1)	(9,854)	(10,387)	(10,231)
Property, plant and equipment – additional
impairment taken on transition as a result of
using discounted cash flows when calculating
value in use (note 13.3.4)	(8,849)	(12,722)	(14,254)
Intangible assets – additional impairment taken
on transition as a result of using discounted
cash flows when calculating value in
use (note 13.3.4)	-	(1,124)	(1,334)
Decomissioning provision – impact of eliminating
discounting on the provision, as the effect of
the time value of money is not material, net of
the impact on the related Property, plant and
equipment (note 13.3.7)	(224)	(133)	(101)
Defined benefit plans – impact of recognizing
cumulative actuarial gains and losses and
vested past service costs and other
adjustments at transition, and of thereafter
recognizing actuarial gains and losses in other
comprehensive income rather than in
earnings (note 13.3.2)	(26,281)	(24,310)	(24,779)
Income taxes – Income tax impact of above
adjustments and income tax specific
adjustments as a result of the transition
to IFRS (note 13.4)	2,459	3,457	2,919
Shareholders’ equity under IFRS	144,085	181,883	190,023

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Consolidated net loss for the year ended December 31, 2010, and for the three and nine months ended September 30, 2010 can be reconciled to the amounts reported under previous GAAP as follows:

Reconciliation of Net Loss
For the year to date periods ended

	December 31,	September 30,	September 30,
	2010	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)
	12 months	9 months	3 months
	$	$	$
Net loss under Previous GAAP	(56,445)	(13,068)	(4,607)

Increases (decreases) in net loss reported in
accordance with Previous GAAP, as a result of the
following differences between Previous GAAP
and IFRS:
Property, plant and equipment – impact of
componentization, additional depreciation and
derecognition of borrowing costs not consistent
with IFRS (note 13.3.1)	376	(156)	172
Property, plant and equipment – impact of
additional impairment taken on transition
as a result of using discounted cash flows
when calculating value in use and related
impact on depreciation (note 13.3.4)	5,398	1,532	456
Intangible assets impairment – impact of
additional impairment taken on transition
as a result of using discounted cash flows
when calculating value in use and related
impact on depreciation (note 13.3.4)	1,334	210	70
Decommissioning provision – impact on
financing costs and depreciation of
eliminating discounting on the provision,
as the effect of the time value of money
is not material (note 13.3.7)	(123)	(32)	(85)
Defined Benefit Plans – impact of recognizing
cumulative actuarial gains and losses and
vested past service costs and other
adjustments at transition, and of thereafter
recognizing actuarial gains and losses in
other comprehensive income rather than
in earnings (note 13.3.2)	1,667	607	544
Stock based compensation	195	221	(6)
Income Taxes – impact of adjustments	(1,378)	(472)	(534)
Foreign exchange impacts included
in adjustments above	427	1,145	1,268
Net loss under IFRS	(48,549)	(10,013)	(2,722)

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Consolidated comprehensive loss for the year ended December 31, 2010, and the three and nine months ended September 30, 2010 can be reconciled to the amounts reported under Previous GAAP as follows:

Reconciliation of Consolidated Comprehensive Income (Loss)
For the year to date periods ended

	December 31,	September 30,	September 30,
	2010	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)
	12 months	9 months	3 months
	$	$	$
Consolidated comprehensive income (loss)
under Previous GAAP	(51,938)	(11,487)	536
Adjustment to net loss due to IFRS	7,896	3,055	1,885
Defined Benefit Plans – net impact of recognizing
actuarial gains and losses, and changes in the
minimum funding liability in other comprehensive
income rather than in earnings (net of income
taxes of $768, nil and nil) (note 13.3.2)	(2,091)	-	-
Cumulative translation adjustment	(579)	(275)	(267)
Consolidated comprehensive income (loss)
under IFRS	(46,712)	(8,707)	2,154

13.3   Changes in Accounting Policies

In addition to the exemptions and exceptions discussed in the preceding text, the following narratives explain the significant differences between the Previous GAAP, and the current IFRS policies applied by the Company.

13.3.1  Property, Plant and Equipment

At the Transition Date, a number of adjustments were made to Property, plant and equipment.

Componentization

Previous GAAP – Component accounting was generally required but had not always been implemented to the extent expected under IFRS. Most significant parts were depreciated separately, but some were depreciated with their main components using the weighted-average useful life of the asset as a whole.

IFRS – Each part of Property, plant and equipment that has a cost which is significant in relation to the asset, and whose useful life is different than that of the asset, must be depreciated separately from the asset. At the Transition Date, the Company reassessed the entries in its property, plant and equipment sub-ledger and identified a number of significant parts of assets that had different useful lives than the main component and which had previously been depreciated using the weighted-average useful life of the asset as a whole. These components were separated and accumulated depreciation was then recalculated retrospectively.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Depreciation on idle assets

Previous GAAP – Depreciation ceased when assets were no longer in service.

IFRS – Depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated. Under IFRS, depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale), and the date that the asset is derecognized.

Borrowing costs

Previous GAAP - Borrowing costs on major projects were capitalized.

IFRS – Capitalization of borrowing costs is required on all qualified assets that require an extended period of preparation before they are usable or saleable. Although the Company has capitalized borrowing costs for several years under Previous GAAP, this was not always done consistently in a manner compliant with IAS 23, Borrowing Costs. Upon transition, the Company used the exemption available under IFRS 1 and decided to derecognize previously capitalized borrowing costs.

The impact of these above-mentioned changes is summarized as follows:

	December 31,	September 30,	September 30,
	2010	2010	2010
	12 months	9 months	3 months
	$	$	$
Consolidated earnings (loss)
Increase (decrease) in depreciation
Impact on depreciation of subdividing certain
assets into components and recalculating
accumulated depreciation based on specific
useful lives and calculating depreciation on
buildings no longer in service and no longer
subject to depreciation under Previous GAAP	188	(244)	(39)
Impact of capitalizing borrowing costs on projects
that started subsequent to the Transition Date
to IFRS rather than on all ongoing projects
for Previous GAAP	188	88	211
Adjustment to consolidated earnings (loss)
before income taxes	376	(156)	172

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

	December 31,	September 30,	January 1,
	2010	2010	2010
	$	$	$
Consolidated balance sheets
Increase (decrease) in Property, plant
and equipment
Impact of subdividing certain assets into
components and recalculating accumulated
depreciation based on specific useful lives
and of calculating depreciation on buildings no
longer in service and no longer subject to
depreciation under Previous GAAP	(4,194)	(4,627)	(4,383)
Impact of capitalizing borrowing costs on
projects that started subsequent to the
Transition Date to IFRS rather than on all
ongoing projects for Previous GAAP	(5,660)	(5,760)	(5,848)
Decrease in shareholders’ equity	(9,854)	(10,387)	(10,231)

13.3.2  Employee Future Benefits

At the Transition Date, a number of adjustments were made to the Pension and post-retirement balances. First, the Company elected to recognize, in opening deficit, all cumulative actuarial gains and losses that existed at the Transition Date for all of its employee benefit plans. Then it was necessary to recognize all vested unamortized past service costs as well as the unamortized transition adjustment arising from changes in Previous GAAP. Finally, adjustments were made to limit the amount of the asset in accordance with IAS 19, Employee Benefits and also to recognize the minimum funding requirements in accordance with IFRIC 14, IAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Actuarial Gains and Losses

Previous GAAP – Actuarial gains and losses that arose in calculating the present value of the defined benefit obligation and the fair value of plan assets were recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach.

The “corridor” was 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of 10% was amortized as a component of pension expense on a straight-line basis over the expected average service lives of active participants. Actuarial gains and losses below the 10% corridor were deferred.

IFRS - The Company has elected to recognize all actuarial gains and losses immediately in Other comprehensive income without recycling to earnings in subsequent periods. As a result, actuarial gains and losses are recognized directly in Other comprehensive income and deficit at the end of each period.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Defined Benefit Asset

Previous GAAP - When a defined benefit plan gave rise to a defined benefit asset, a valuation allowance was recognized for any excess of the adjusted benefit asset over the expected future benefit. The defined benefit asset was presented in the statement of financial position net of the valuation allowance. A change in the valuation allowance was recognized in earnings or loss for the period in which the change occurred.

IFRS - IFRS limits the recognition of the defined benefit asset under certain circumstances to the amount that is recoverable. Since the Company has elected to recognize all actuarial gains and loss in Other comprehensive income, changes in the limit of the defined benefit asset are recognized in Other comprehensive income in the period in which the changes occurred.

Minimum Funding Liability

Previous GAAP – Generally, there is no requirement to record the liability with respect to minimum funding requirements.

IFRS – An entity must record an additional liability equivalent to the minimum funding requirements for the defined benefit plans if it does not have an unconditional right to the surplus. The changes in this liability are recognized in Other comprehensive income in the period in which the changes occurred.

Curtailment gains

Previous GAAP – For a defined benefit plan, an entity recognized a curtailment gain in earnings only when the event giving rise to a curtailment has occurred.

IFRS – Gains or losses on the curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs.  Under IFRS, a curtailment occurs when an entity either is demonstrably committed to make a significant reduction in the number of employees covered by a plan or when it amends the terms of a defined benefit plan so that a significant element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

	December 31,	September 30,	September 30,
	2010	2010	2010
	12 months	9 months	3 months
	$	$	$
Consolidated earnings (loss)
Decrease in employee benefit expense
Impact of no longer using the corridor method –
current year amortization of actuarial gains
(losses)	1,858	1,394	465
Impact of having recognized vested past service
costs at the Transition Date	(615)	(695)	80
Impact of having recognized transition
adjustments related to the adoption
of Previous GAAP	(2)	2	1
Impact of curtailment gains recognized earlier
than under Previous GAAP	426	(94)	(2)
Adjustment to consolidated earnings (loss)
before income taxes	1,667	607	544

Other comprehensive income
Impact of recognizing actuarial gains or losses
immediately through other comprehensive
income	(3,930)	-	-
Impact of recognizing the variation in the limits
of the defined benefit assets or of recording
additional liabilities related to minimum funding
requirements in other comprehensive income	1,071	-	-
Adjustments before income taxes	(2,859)	-	-
Income tax impact	768	-	-
Net impact on the statement of consolidated
comprehensive income (loss)	(2,091)	-	-

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

	December 31,	September 30,	January 1,
	2010	2010	2010
	$	$	$
Consolidated balance sheets
(Increase) decrease in pension and post-retirement
benefits – liability
Impact of recognizing unamortized actuarial losses	(21,728)	(18,228)	(19,622)
Impact of recognizing unamortized vested past
service costs	(2,645)	(2,725)	(2,030)
Impact of having recognized unamortized gain
related to the adoption of IFRS	81	79	79
Curtailment gain	560	37	131
Impact of recognizing additional liabilities related to
minimum funding requirements	(2,266)	(3,337)	(3,337)
Impact of foreign exchange gains (losses)	(283)	(136)	-
Increase (decrease) in shareholders’ equity	(26,281)	(24,310)	(24,779)

13.3.3  Stock Based Compensation

The Company has elected to apply IFRS 2, Share-based Payments, only to stock options and grants that were granted after November 7, 2002 and remain unvested at the Transition Date.

Recognition of Expense

Previous GAAP – For grants of stock-based awards with graded vesting, the total fair value of the award was recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS – Each tranche in an award with graded vesting is accounted for as a separate grant with a different vesting date and fair value. This change resulted in a change in Contributed surplus and Deficit of $668, $642 and $863 as at December 31, 2010, September 30, 2010 and January 1, 2010, respectively.

Forfeitures

Previous GAAP – Forfeitures of awards were recognized as they occurred.

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Forfeiture estimates are recognized in the period in which they are made, and are revised for actual forfeitures in subsequent periods. The adoption of this standard did not result in any adjustment at the Transition Date.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

	December 31,	September 30,	September 30,
	2010	2010	2010
	12 months	9 months	3 months
	$	$	$
Consolidated earnings (loss)
Increase (decrease) in employee benefit expense
Impact of calculating share-based payments
using a grading approach rather than a
straight-line approach	195	221	(6)
Adjustment to consolidated earnings (loss)
before income taxes	195	221	(6)

13.3.4  Impairments

Impairment tests were performed at the Transition Date and subsequently on property, plant and equipment and on intangible assets with finite useful lives. The impairment testing for these types of assets follows a common process.

Asset Groups

Previous GAAP – A recoverability test on property, plant and equipment and intangible assets was performed on an individual asset or an asset group basis depending on whether the related asset had identifiable cash flows that were largely independent from the cash flows of other assets and liabilities.

IFRS – An impairment test is performed on an individual asset, unless the asset does not generate cash flows that are largely independent of those from other assets or groups of assets. If this is the case, the recoverable amount is determined for the cash-generating unit to which the asset belongs. All impairment testing was performed using cash-generated units as none of the assets involved generate cash flows independently. The difference in the notions of group of assets under Previous GAAP and cash-generating unit under IFRS did not result in any adjustment at the Transition Date.

Discounting

Previous GAAP – A recoverability test was performed by first comparing the carrying amount of each asset group subject to impairment testing to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of those groups of assets. If the sum of the undiscounted expected cash flows were greater than the carrying amount of the asset group, no further action was required. If the undiscounted cash flow was less than the carrying value of the asset group, an impairment loss was calculated as the excess of the asset group’s carrying amount over its fair value.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

IFRS – An impairment loss is calculated as the excess of the carrying amount of a cash generating unit over its recoverable amount, where the recoverable amount is defined as the higher of the cash generating unit’s fair value less costs to sell and its value-in-use. The value-in-use is the present value of the future cash flows expected to be derived from the cash-generating unit. The obligatory use of the present value rather than the sum of undiscounted cash flows resulted in an adjustment at the Transition Date.

Reversals

Previous GAAP – The reversal of any previous impairment charge is prohibited.

IFRS – A reversal of an impairment loss for property, plant and equipment shall be recognized immediately in earnings.

The impact of these changes is summarized as follows:

	December 31,	September 30,	September 30,
	2010	2010	2010
	12 months	9 months	3 months
	$	$	$
Consolidated earnings (loss)
Impact on depreciation of recognizing additional
impairments at the Transition Date based on
the use of discounted cash flows to calculate
value-in-use
Decrease in depreciation related to property,
plant and equipment	5,398	1,532	456
Decrease in depreciation related to intangible
assets	1,334	210	70
Adjustment to consolidated earnings (loss)
before income taxes	6,732	1,742	526

	December 31,	September 30,	January 1,
	2010	2010	2010
	$	$	$
Consolidated balance sheets
Impact of recognizing additional impairments
at the Transition Date based on the use of
discounted cash flows to calculate value-in-use
Decrease in property, plant & equipment	(8,849)	(12,722)	(14,254)
Decrease in intangible assets	-	(1,124)	(1,334)
Net decrease in shareholders’ equity	(8,849)	(13,846)	(15,588)

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

13.3.5  Income Taxes

Investment Tax Credits

Previous GAAP – Unused investment tax credits were accounted for as Other Assets.

IFRS – The Company has determined that it would be appropriate to account for investment tax credits in accordance with IAS 12, Income Taxes. Consequently, at the Transition Date, unused investment tax credits in the amount of $6.3 million were reclassified to Deferred Tax Assets from Other Assets.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Income Tax Effect of Other Reconciling Differences between Previous GAAP and IFRS as at January 1, 2010

The table below outlines the deferred tax effect of the transition adjustments between Previous GAAP and IFRS.

		Deferred tax
		impact of	Reclassification	Reclassification
	Previous	other transition	of valuation	from other
	GAAP	adjustments	allowances	assets	IFRS
	$	$	$	$	$
Deferred tax assets
Trade and other receivables	335	-	-	-	335
Inventories	779	-	-	-	779
Property, plant and equipment	12,001	1,299	(451)	-	12,849
Accounts payable and accrued liabilities	1,725	-	(79)	-	1,646
Tax credits, losses carry-forwards and
other tax deductions	101,128	(5,805)	(23,612)	-	71,711
Investment tax credits	-	-	-	6,291	6,291
Pension and post-retirement	676	943	-	-	1,619
Goodwill	11,373	2	-	-	11,375
Other	1,545	-	(491)	-	1,054
Valuation allowance	(24,633)	-	24,633	-	-
Total deferred tax assets	104,929	(3,561)	-	6,291	107,659

Deferred tax liabilities
Property, plant and equipment	48,658	(5,805)	-	-	42,853
Pension and post-retirement benefits	675	(675)	-	-	-
Total deferred tax liabilities	49,333	(6,480)	-	-	42,853
Net deferred tax asset	55,596	2,919	-	6,291	64,806

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

	December 31,	September 30,	September 30,
	2010	2010	2010
	12 months	9 months	3 months
	$	$	$
Consolidated earnings (loss)
Increase in income tax expense	(1,378)	(472)	(534)
Adjustment to income taxes	(1,378)	(472)	(534)

	December 31,	September 30,	January 1,
	2010	2010	2010
	$	$	$
Consolidated balance sheets
Deferred tax assets
Impact of accounting adjustments as a result of
conversion to IFRS recognized in Net loss	1,691	3,457	2,919
Impact of accounting adjustments as a result of
conversion to IFRS recognized in Other
comprehensive income	768	-	-
Net decrease in deficit	2,459	3,457	2,919

13.3.6  Foreign Currency Translation Adjustment

As noted in the section entitled “IFRS Exemption Options,” the Company has applied the one-time exemption to set the foreign currency cumulative translation adjustment to zero as of the Transition Date. The cumulative translation adjustment balance as of January 1, 2010 of $51.2 million related to its net investments in subsidiaries was recognized as an adjustment to its opening deficit. The application of the exemption had no impact on total Shareholders’ equity.

13.3.7  Restoration Provisions and Related Property, Plant and Equipment

The amount of the related Property, plant and equipment was revalued as permitted by an exemption available under IFRS 1, however, since the effect of the time value of money was not material, the Company concluded that the related discounting was not required in applying the exemption under IFRS 1, with respect to IFRIC 1. There was no impact on transition resulting from the revaluation other than the reversal of the discounting effect.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

	December 31,	September 30,	September 30,
	2010	2010	2010
	12 months	9 months	3 months
	$	$	$
Consolidated earnings (loss)
Finance costs
Impact of no longer discounting the
decommissioning provision	(369)	23	(67)
Depreciation
Impact on depreciation after applying changes
in restoration provision in accordance with the
IFRS 1 exemption related to the application
of IFRIC 1	246	(55)	(18)
Adjustment to consolidated earnings (loss)
before income taxes	(123)	(32)	(85)

	December 31,	September 30,	January 1,
	2010	2010	2010
	$	$	$
Consolidated balance sheets
Restoration provision
Impact of using a discount rate determined differently
differently under IFRS than under Previous GAAP	(626)	(235)	(258)
Property, plant and equipment
Impact of applying changes in restoration provision in
accordance with the IFRS 1 exemption related
to IFRIC 1	402	102	157
Increase in deficit	(224)	(133)	(101)

13.4   Presentation Reclassifications

The following reclassification adjustments have been recorded as of the Transition Date:

•	Deferred Tax – Under IFRS, deferred tax assets and liabilities are classified as non-current, whereas under Previous GAAP, deferred taxes were reported based on current and non-current components.

•	Provisions – Under IFRS, amounts identified as provisions are presented on a distinct line, whereas under Previous GAAP they were included in accounts payable and accrued liabilities.

•
Debt issue expenses – Under IFRS, transaction costs related to a loan that was drawn down are accounted for using the effective interest method and presented net of related debt liability. Under Previous GAAP, the unamortized portion of the debt issue costs is presented in Other assets.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

•
Cash and restricted cash – Under IFRS, for measurement purposes, cash and restricted cash are classified as loans and receivables in accordance with the criteria in IAS 39, Financial Instruments: Recognition and Measurement. Given the nature of the items involved, this change in classification had no impact on measurement or presentation.

•
Parts and supplies – A number of parts and supplies that were major components to be used as replacements of significant components of property, plant and equipment, were reclassified as property, plant and equipment.

The impact of these reclassification entries, as well as the differences between IFRS and Previous GAAP described in the preceding text, are summarized in the following tables.

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Balance Sheets as at January 1, 2010

		Effect of	Effect of
	Previous	transition to IFRS	transition to IFRS
Previous GAAP description	GAAP Balance	Adjustments	Reclassifications	IFRS Balance	IFRS description
ASSETS	$	$	$	$	ASSETS
Current assets					Current assets
Cash	3,671	-	-	3,671	Cash and cash equivalents
Trade receivables	74,161	-	-	74,161	Trade receivables
Other receivables	3,052	-	-	3,052	Other receivables
Inventories	79,001	-	-	79,001	Inventories
Parts and supplies	15,203	-	(1,236)	13,967	Parts and supplies
Prepaid expenses	3,693	-	-	3,693	Prepaid expenses
Derivative financial instruments	1,438	-	-	1,438	Derivative financial instruments
Assets held-for-sale	149	-	(149)	-
Future income taxes	11,860	-	(11,860)	-
	192,228	-	(13,245)	178,983
Property, plant and equipment	274,470	(24,328)	1,236	251,378	Property, plant and equipment
			149	149	Assets held-for-sale
Other assets	21,869	(9,710)	(8,716)	3,443	Other assets
Intangible assets	3,550	(1,334)	-	2,216	Intangible assets
Future income taxes	43,736	9,210	11,860	64,806	Deferred tax assets
	535,853	(26,162)	(8,716)	500,975	Total Assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	68,228	-	(2,194)	66,034	Accounts payable and accrued liabilities
			2,194	2,194	Provisions
Installments on long-term debt	1,721	-	-	1,721	Installments on long-term debt
	69,949	-	-	69,949
Long-term debt	215,281	-	(1,831)	213,450	Long-term debt
Pension and post-retirement benefits	10,200	21,360	(6,885)	24,675	Pension and post-retirement benefits
Derivative financial instruments	1,548	-	-	1,548	Derivative financial instruments
Other liabilities	1,072	-	(1,072)	-
		258	1,072	1,330	Provisions
	298,050	21,618	(8,716)	310,952
SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ EQUITY
Capital stock	348,143	-	-	348,143	Capital stock
Contributed surplus	14,161	863	-	15,024	Contributed surplus
Deficit	(174,909)	(48,643)	51,165	(172,387)	Deficit
Accumulated other comprehensive income (loss)	50,408	-	(51,165)	(757)	Accumulated other comprehensive income (loss)
	237,803	(47,780)	-	190,023
	535,853	(26,162)	(8,716)	500,975	Total Liabilities and Shareholders’ Equity

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Earnings (Loss) for the Nine Months ended September 30, 2010

		Effect of	Effect of
	Previous	transition to IFRS	transition to IFRS
Previous GAAP description	GAAP Balance	Adjustments	Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Sales	540,455	-	-	540,455	Revenue
Cost of sales	479,891	(2,550)	-	477,341	Cost of sales
Gross profit	60,564	2,550	-	63,114	Gross profit

Selling, general and administrative expenses	53,835	63	567	54,465	Selling, general and administrative expenses
Stock-based compensation expense	786	(219)	(567)	-
Research and development expenses	4,906	-	-	4,906	Research expenses
	59,527	(156)	-	59,371
	1,037	2,706		3,743	Operating profit (loss)

Financial expenses
Interest	11,588	123	-	11,711	Interest
Other	975	-	-	975	Other (income) expense
	12,563	123	-	12,686
Earnings (loss) before income taxes	(11,526)	2,583	-	(8,943)	Earnings (loss) before income taxes
Income taxes (recovery)					Income taxes (recovery)
Current	533			533	Current
Future	1,009	(472)	-	537	Deferred
	1,542	(472)	-	1,070
Net loss	(13,068)	3,055	-	(10,013)	Net loss

Loss per share					Loss per share
Basic	(0.22)			(0.17)	Basic
Diluted	(0.22)			(0.17)	Diluted

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Earnings (Loss) for the Three Months ended September 30, 2010

		Effect of	Effect of
	Previous	transition to IFRS	transition to IFRS
Previous GAAP description	GAAP Balance	Adjustments	Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Sales	187,057	-	-	187,057	Revenue
Cost of sales	167,492	(837)	-	166,655	Cost of sales
Gross profit	19,565	837	-	20,402	Gross profit

Selling, general and administrative expenses	17,073	(388)	328	17,013	Selling, general and administrative expenses
Stock-based compensation expense	302	26	(328)	-
Research and development expenses	1,485	-	-	1,485	Research expenses
	18,860	(362)	-	18,498
	705	1,199	-	1,904	Operating profit (loss)

Financial expenses
Interest	4,062	(152)	-	3,910	Interest
Other	461	-	-	461	Other (income) expense
	4,523	(152)	-	4,371
Earnings (loss) before income taxes	(3,818)	1,351	-	(2,467)	Earnings (loss) before income taxes
Income taxes (recovery)					Income taxes (recovery)
Current	447			447	Current
Future	342	(534)	-	(192)	Deferred
	789	(534)	-	255
Net loss	(4,607)	1,885	-	(2,722)	Net loss

Loss per share					Loss per share
Basic	(0.08)			(0.05)	Basic
Diluted	(0.08)			(0.05)	Diluted

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Cash flows

The Company’s first time adoption of IFRS did not have a significant impact on the total operating, investing or financing cash flows.

Presentation differences: Consolidated Comprehensive Income (Loss) for the Nine Months ended September 30, 2010

		Effect of	Effect of
	Previous	transition to IFRS	transition to IFRS
Previous GAAP description	GAAP Balance	Adjustments	Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Net loss	(13,068)	3,055	-	(10,013)	Net loss

Other comprehensive income (loss)					Other comprehensive income (loss)
Changes in fair value of interest rate swap					Changes in fair value of interest rate swap
agreements, designated as cash flow hedges					agreements, designated as cash flow hedges
(net of income taxes of nil, nil in 2010)	(588)	-	-	(588)	(net of income taxes of nil, nil in 2010)
Settlements of interest rate swap					Settlements of interest rate swap
agreements, recorded in the consolidated					agreements, transferred to earnings (net of
earnings (net of income taxes of nil, nil in 2010)	936	-	-	936	income taxes of nil, nil in 2010)
Changes in fair value of forward foreign exchange					Changes in fair value of forward foreign exchange
rate contracts, designated as cash flow					rate contracts, designated as cash flow
hedges (net of income taxes of nil, nil in 2010)	782	-	-	782	hedges (net of income taxes of nil, nil in 2010)
Settlements of forward foreign exchange rate					Settlements of forward foreign exchange rate
contracts, recorded in the consolidated earnings					contracts, transferred to earnings (net of
(net of income taxes of nil, nil in 2010)	(562)	-	-	(562)	income taxes of nil, nil in 2010)
Gain on forward foreign exchange rate contracts					Gain on forward foreign exchange rate contracts
recorded in consolidated earnings pursuant to					recorded in consolidated earnings pursuant to
recognition of the hedged item in cost of sales					recognition of the hedged item in cost of sales
upon discontinuance of the related hedging					upon discontinuance of the related hedging
relationships (net of income taxes of nil,					relationships (net of income taxes of nil,
nil in 2010)	(333)	-	-	(333)	nil in 2010)
Changes in accumulated currency translation					Changes in cumulative translation
adjustments	1,346	(275)	-	1,071	differences
Other comprehensive income (loss)	1,581	(275)	-	1,306	Other comprehensive income (loss)
Comprehensive income (loss) for the period	(11,487)	2,780	-	(8,707)	Comprehensive income (loss) for the period

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Comprehensive Income (Loss) for the Three Months ended September 30, 2010

		Effect of	Effect of
	Previous	transition to IFRS	transition to IFRS
Previous GAAP description	GAAP Balance	Adjustments	Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Net loss	(4,607)	1,885	-	(2,722)	Net loss

Other comprehensive income (loss)					Other comprehensive income (loss)
Changes in fair value of interest rate swap					Changes in fair value of interest rate swap
agreements, designated as cash flow hedges					agreements, designated as cash flow hedges
(net of income taxes of nil, nil in 2010)	(142)	-	-	(142)	(net of income taxes of nil, nil in 2010)
Settlements of interest rate swap					Settlements of interest rate swap
agreements, recorded in the consolidated					agreements, transferred to earnings (net of
earnings (net of income taxes of nil, nil in 2010)	312	-	-	312	income taxes of nil, nil in 2010)
Changes in fair value of forward foreign exchange					Changes in fair value of forward foreign exchange
rate contracts, designated as cash flow					rate contracts, designated as cash flow
hedges (net of income taxes of nil, nil in 2010)	807	-	-	807	hedges (net of income taxes of nil, nil in 2010)
Settlements of forward foreign exchange rate					Settlements of forward foreign exchange rate
contracts, recorded in the consolidated earnings					contracts, transferred to earnings (net of
(net of income taxes of nil, nil in 2010)	(163)	-	-	(163)	income taxes of nil, nil in 2010)
Gain on forward foreign exchange rate contracts					Gain on forward foreign exchange rate contracts
recorded in consolidated earnings pursuant to					recorded in consolidated earnings pursuant to
recognition of the hedged item in cost of sales					recognition of the hedged item in cost of sales
upon discontinuance of the related hedging					upon discontinuance of the related hedging
relationships (net of income taxes of nil,					relationships (net of income taxes of nil,
nil in 2010)	(179)	-	-	(179)	nil in 2010)
Changes in accumulated currency translation					Changes in cumulative translation
adjustments	4,508	(267)	-	4,241	differences
Other comprehensive income (loss)	5,143	(267)	-	4,876	Other comprehensive income (loss)
Comprehensive income for the period	536	1,618	-	2,154	Comprehensive income for the period

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Balance Sheets as at September 30, 2010

		Effect of	Effect of
	Previous	transition to IFRS	transition to IFRS
Previous GAAP description	GAAP Balance	Adjustments	Reclassifications	IFRS Balance	IFRS description
ASSETS	$	$	$	$	ASSETS
Current assets					Current assets
Cash	7,879	-	-	7,879	Cash and cash equivalents
Trade receivables	98,142	-	-	98,142	Trade receivables
Other receivables	4,205	-	-	4,205	Other receivables
Inventories	91,087	-	-	91,087	Inventories
Parts and supplies	15,337	-	(1,239)	14,098	Parts and supplies
Prepaid expenses	4,194	-	-	4,194	Prepaid expenses
Derivative financial instruments	624	-	-	624	Derivative financial instruments
Assets held-for-sale	1,222	-	(1,222)	-
Future income taxes	11,860	-	(11,860)	-
	234,550	-	(14,321)	220,229
Property, plant and equipment	254,590	(23,007)	1,239	232,822	Property, plant and equipment
			1,222	1,222	Assets held-for-sale
Other assets	23,584	(9,863)	(8,528)	5,193	Other assets
Intangible assets	4,064	(1,124)	-	2,940	Intangible assets
Future income taxes	43,233	9,826	11,860	64,919	Deferred tax assets
	560,021	(24,168)	(8,528)	527,325	Total Assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	95,447	-	(630)	94,817	Accounts payable and accrued liabilities
			630	630	Provisions
Installments on long-term debt	1,850	-	-	1,850	Installments on long-term debt
	97,297	-	-	97,297
Long-term debt	221,843	-	(1,423)	220,420	Long-term debt
Pension and post-retirement benefits	10,586	20,816	(7,105)	24,297	Pension and post-retirement benefits
Derivative financial instruments	1,200	-	-	1,200	Derivative financial instruments
Other liabilities	1,993	235	-	2,228	Provisions
	332,919	21,051	(8,528)	345,442
SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ EQUITY
Capital stock	348,143	-	-	348,143	Capital stock
Contributed surplus	14,947	644	-	15,591	Contributed surplus
Deficit	(187,977)	(45,588)	51,165	(182,400)	Deficit
Accumulated other comprehensive income	51,989	(275)	(51,165)	549	Accumulated other comprehensive income
	227,102	(45,219)	-	181,883
	560,021	(24,168)	(8,528)	527,325	Total Liabilities and Shareholders’ Equity

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Earnings (Loss) for the year ended December 31, 2010

		Effect of	Effect of
	Previous	transition to IFRS	transition to IFRS
Previous GAAP description	GAAP Balance	Adjustments	Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Sales	720,516	-	-	720,516	Revenue
Cost of sales	640,906	(4,712)	-	636,194	Cost of sales
Gross profit	79,610	4,712	-	84,322	Gross profit

Selling, general and administrative expenses	72,477	57	768	73,302	Selling, general and administrative expenses
Stock-based compensation expense	964	(196)	(768)	-
Research and development expenses	6,252	-	-	6,252	Research expenses
	79,693	(139)	-	79,554
					Operating profit (loss) before manufacturing facility
	(83)	4,851	-	4,768	closures, restructuring and other charges

Manufacturing facility closures, restructuring					Manufacturing facility closures, restructuring
and other charges	8,089	(4,555)	-	3,534	and other charges
	(8,172)	9,406	-	1,234	Operating profit

Financial expenses
Interest	15,538	132	-	15,670	Interest
Other	880	-	-	880	Other (income) expense
	16,418	132	-	16,550
Earnings (loss) before income taxes	(24,590)	9,274	-	(15,316)	Earnings (loss) before income taxes
Income taxes (recovery)					Income taxes (recovery)
Current	(10)			(10)	Current
Future	31,865	1,378	-	33,243	Deferred
	31,855	1,378	-	33,233
Net loss	(56,445)	7,896	-	(48,549)	Net loss

Loss per share					Loss per share
Basic	(0.96)			(0.82)	Basic
Diluted	(0.96)			(0.82)	Diluted

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Comprehensive Income (Loss) for the Year ended December 31, 2010

		Effect of	Effect of
	Previous	transition to IFRS	transition to IFRS
Previous GAAP description	GAAP Balance	Adjustments	Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Net loss	(56,445)	7,896	-	(48,549)	Net loss

Other comprehensive income (loss)					Other comprehensive income (loss)
Changes in fair value of interest rate swap					Changes in fair value of interest rate swap
agreements, designated as cash flow hedges					agreements, designated as cash flow hedges
(net of future income taxes of nil, nil in 2010)	(599)	-	-	(599)	(net of deferred income taxes of nil, nil in 2010)
Settlements of interest rate swap agreements,					Settlements of interest rate swap agreements,
recorded in the consolidated earnings					transferred to earnings (net of income taxes
(net of income taxes of nil, nil in 2010)	1,249	-	-	1,249	of nil, nil in 2010)
Changes in fair value of forward foreign exchange					Changes in fair value of forward foreign exchange
rate contracts, designated as cash flow					rate contracts, designated as cash flow
hedges (net of income taxes of nil, nil in 2010)	1,828	-	-	1,828	hedges (net of income taxes of nil, nil in 2010)
Settlements of forward foreign exchange rate					Settlements of forward foreign exchange rate
contracts, recorded in the consolidated earnings					contracts, transferred to earnings (net of
(net of income taxes of nil, nil in 2010)	(869)	-	-	(869)	income taxes of nil, nil in 2010)
Gain on forward foreign exchange rate contracts					Gain on forward foreign exchange rate contracts
recorded in consolidated earnings pursuant to					recorded in consolidated earnings pursuant to
recognition of the hedged item in cost of sales					recognition of the hedged item in cost of sales
upon discontinuance of the related hedging					upon discontinuance of the related hedging
relationships (net of income taxes of nil,					relationships (net of income taxes of nil,
nil in 2010)	(616)	-	-	(616)	nil in 2010)
Changes in accumulated currency translation					Changes in cumulative translation
adjustments	3,514	(579)	-	2,935	differences
					Actuarial gains or losses and change in minimum
					funding requirements on defined benefit
		(2,091)	-	(2,091)	pension plans (net of tax credit of $768)
Other comprehensive income (loss)	4,507	(2,670)	-	1,837	Other comprehensive income (loss)
Comprehensive income (loss) for the year	(51,938)	5,226	-	(46,712)	Comprehensive income (loss) for the year

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

13 -   FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Balance Sheets as at December 31, 2010

		Effect of	Effect of
	Previous	transition to IFRS	transition to IFRS
Previous GAAP description	GAAP Balance	Adjustments	Reclassifications	IFRS Balance	IFRS description
ASSETS	$	$	$	$	ASSETS
Current assets					Current assets
Cash	3,968	-	-	3,968	Cash and cash equivalents
Restricted cash	5,183	-	-	5,183	Restricted cash
Trade receivables	86,516	-	-	86,516	Trade receivables
Other receivables	4,270	-	-	4,270	Other receivables
Inventories	92,629	-	-	92,629	Inventories
Parts and supplies	15,130	-	(1,197)	13,933	Parts and supplies
Prepaid expenses	4,586	-	-	4,586	Prepaid expenses
Derivative financial instruments	1,270	-	-	1,270	Derivative financial instruments
Assets held-for-sale	671	-	(671)	-
Future income taxes	1,765	-	(1,765)	-
	215,988	-	(3,633)	212,355
Property, plant and equipment	241,445	(18,307)	1,197	224,335	Property, plant and equipment
Assets held-for-sale			671	671	Assets held-for-sale
Other assets	23,185	(10,483)	(9,719)	2,983	Other assets
Intangible assets	2,344	-	-	2,344	Intangible assets
Future income taxes	23,143	9,018	1,765	33,926	Deferred tax assets
	506,105	(19,772)	(9,719)	476,614	Total Assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	85,145	-	(2,893)	82,252	Accounts payable and accrued liabilities
			2,893	2,893	Provisions
Installments on long-term debt	2,837	-	-	2,837	Installments on long-term debt
	87,982	-	-	87,982
Long-term debt	218,177	-	(1,321)	216,856	Long-term debt
Pension and post-retirement benefits	10,728	22,350	(8,398)	24,680	Pension and post-retirement benefits
Derivative financial instruments	898	-	-	898	Derivative financial instruments
Other liabilities	1,486	-	(1,256)	230	Other liabilities
		627	1,256	1,883	Provisions
	319,271	22,977	(9,719)	332,529
SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ EQUITY
Capital stock	348,148	-	-	348,148	Capital stock
Contributed surplus	15,125	668	-	15,793	Contributed surplus
Deficit	(231,354)	(42,838)	51,165	(223,027)	Deficit
Accumulated other comprehensive income	54,915	(579)	(51,165)	3,171	Accumulated other comprehensive income
	186,834	(42,749)	-	144,085
	506,105	(19,772)	(9,719)	476,614	Total Liabilities and Shareholders’ Equity

Intertape Polymer Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
September 30, 2011
(In US dollars, tabular amounts in thousands, except as otherwise noted)
(Unaudited)

14 -   POST REPORTING EVENTS

In October of 2011, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of five monthly forward foreign exchange rate contracts to purchase an aggregate of CAD$10 million beginning March 2012 through July 2012, at fixed exchange rates ranging from CAD$0.9463 to CAD$0.9466 to the US dollar. The forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.